Mail Stop 4561

October 21, 2008

John P. Broderick
Chief Financial Officer
Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

> **Re: Cicero Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-26392**

Dear Mr. Broderick:

We have reviewed your response letter of September 29, 2008, responding to comment 4 from our letter of August 15, 2008, and we have the following comments:

Item 9A. Controls and Procedures

(c) Management's Assessment of Internal Control Over Financial Reporting, page 27

1.   Please advise whether you completed an evaluation that is in accordance with the guidance contained in SEC Release No. 33-8810. If so, please tell us how you concluded that your daily interaction was sufficient evidence to make an appropriate assessment of each of your control risks. Please also explain why the disclosure in your annual report on Form 10-K indicates that the evaluation of internal control over financial reporting was not completed.

2.   Please briefly summarize the compensating controls you relied upon to conclude that there were no material weaknesses due to a lack of segregation of duties. In doing so, provide us with a more robust discussion as to how you concluded that the "risks associated with such lack of segregation are low" as you state in your annual report on Form 10-K.

3.   Please explain how the evaluation you completed for the purposes of your annual report on Form 10-K differs from the assessment you plan to complete in October 2008, highlighting the amount of evidence you plan to obtain, the estimated costs of your efforts, and any preliminary outcome. To the extent your current effort is more time consuming and costly, it is unclear why you would undertake such an

effort if you feel that the evaluation you already made complies with the requirements of Section 404(a) of the Sarbanes-Oxley Act.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 754-0330
        Lawrence M. Bell, Esq.
        Carl Vandemark, Esq.
        Golenbock Eiseman Assor Bell & Peskoe LLP